

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2010

Mr. Joseph M. Cormier
Global Defense Technology & Systems, Inc.
1501 Farm Credit Drive, Suite 2300
McLean, VA 22102-5011

   Re: Global Defense Technology & Systems, Inc.
      Form 10-K for the fiscal year ended December 31, 2009
      Filed March 4, 2010
      File No. 1-34551

Dear Mr. Cormier:

   We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         John Cash
         Accounting Branch Chief